Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899
April 12, 2021
VIA EDGAR AND SECURE FILE TRANSFER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3720

Attn:	Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	KnowBe4, Inc.
Registration Statement on Form S-1
Filed March 19, 2021
File No. 333-254518
Ladies and Gentlemen:
On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 26, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Registration Statement on Form S-1 as filed by the Company on March 19, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on March 19, 2021.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.
Registration Statement on Form S-1
The Offering, page 10
1.You indicate that the number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on no shares of Class A common stock and 3,911,090 shares of Class B common stock outstanding as of December 31, 2020. Please revise the introductory paragraph to clarify that this represents the pro forma number of shares outstanding assuming the Capital Stock Conversion and Class B Reclassification occurred as of December 31, 2020. Similar clarifications should be made on pages 56 and 59.
AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission
April 12, 2021

In response to the Staff’s comment, the Company has revised the disclosures on pages 11, 57 and 59 of the Registration Statement.
Summary Historical Consolidated Financial Data, page 14
2.We note your revised disclosure and reference to footnote (1) and (2) to pro forma net loss per share and pro forma weighted-average shares outstanding used to compute pro forma net loss per share. Please remove the reference to footnote (1) as you are only presenting pro forma per share information on an as adjusted basis. Also, given the number of adjustments, please revise to include a reconciliation for both the numerator and denominator used in your pro forma per share calculations.
In response to the Staff’s comment, the Company has revised the disclosures on pages 14 to 15 and F-27 to F-28 of the Registration Statement.
Capitalization Table, page 54
3.Please revise your pro forma as adjusted information to include an adjustment to accumulated deficit for the share-based compensation that will be recorded upon the issuance and immediate vesting of the Liquidity RSUs.
In response to the Staff’s comment, the Company has revised the disclosures on pages 55 and 56 of the Registration Statement.
4.Please revise to include a line item for “Common stock” and respective amounts for the Actual column to be consistent with what is reflected in the historical balance sheet as of December 31, 2020.
In response to the Staff’s comment, the Company has revised the disclosures on page 56 of the Registration Statement.
5.It appears that in response to prior comment 2 you removed the proceeds from the exercise of Selling Stockholder Option Shares from the pro forma, as adjusted, cash and cash equivalents. Please confirm that the exercise of such options is considered probable and to the extent you continue to exclude such proceeds from the capitalization table, revise footnote (1) to disclose the amount excluded.
In response to the Staff’s comment, the Company has revised the disclosures on pages 55 and 56 of the Registration Statement.
6.It appears that 2,815,115 shares of convertible preferred stock will convert into common stock pursuant to the terms of the Capital Stock Conversion and then all common stock shares will be reclassified to Class B common stock pursuant to the terms of the Class B Reclassification. As such, please explain your reference in the second bullet on page 56 to only 1,056,975 common shares converting to Class B common stock or revise your disclosures as necessary.

U.S. Securities and Exchange Commission
April 12, 2021

In response to the Staff’s comment, the Company has revised the disclosures on pages 11 to 13, 57 and 59 of the Registration Statement.
7.You disclose here and elsewhere that the February 2021 option grant to purchase 1,000 shares of Class B stock has an exercise price of $792.49 per share; however, in the correspondence dated March 25, 2021, you state such option has an exercise price of $480.10. Please explain and revise your disclosures as necessary.
In response to the Staff’s comment, the Company has revised the disclosures on pages 12, 57, 59 and II-2 of the Registration Statement.
Description of Capital Stock, page 133
8.Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose whether Class A common stockholders are entitled to a separate class vote under Delaware law and under what circumstances.
In response to the Staff’s comment, the Company has revised the disclosures on pages 133 to 134 of the Registration Statement.
Notes to Consolidated Financial Statements
Note 15 - Subsequent Events, page F-30
9.Please revise to disclose the options to purchase 1,000 shares of your Class B common stock granted after December 31, 2020, noting the date the award was granted and the related estimated stock-based compensation to be recognized. Also, include a discussion of the Revolving Credit Facility entered into with Bank of America. Refer to ASC 855-10¬50-2.
The Company respectfully advises the Staff that it has considered the guidance found in ASC 855-10-50-2 and believes the option to purchase 1,000 shares of Class B common stock granted after December 31, 2020 is not material to the Company’s consolidated financial statements and, therefore, does not represent a nonrecognized subsequent event necessitating disclosure. At a grant date fair value of $792.49 per share, the stock-based compensation expense related to this award represents less than half a percent of the Company’s total operating expenses for the year ended December 31, 2020. Additionally, this expense will be recognized over the three-year period following the grant date further reducing the impact on operating expenses in a single annual period.
Further, in response to the Staff’s comment the Company has updated its disclosures on page F-30 of the Registration Statement.

*****

U.S. Securities and Exchange Commission
April 12, 2021

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (212) 497-7736 or mbaier@wsgr.com.

/s/ Megan J. Baier
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Sjoerd Sjouwerman, KnowBe4, Inc.
Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joseph Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP